Exhibit (a)(1)(O)

Date: February 20, 2009

To: Googlers

From: Option Exchange

Subject: IMPORTANT UPDATE: Amendment to the Employee Option Exchange Offer

Hi Googlers,

As a result of the U.S. Securities and Exchange Commission’s (SEC) standard review of the Exchange Offer, Google has filed an amended offering memorandum.

Please note that the material terms and timing of the Exchange Offer have not changed as a result of the SEC review. If you have already made your election, you do not need to do anything.

Specifically, the SEC asked us to spell out the conditions under which Google would consider withdrawing or changing the timing of the Exchange Offer. We’ve laid out these conditions for you below. We expect the offer to close as planned on March 9th at 6:00 am Pacific Time.

Google will be allowed to withdraw, postpone or terminate the Exchange Offer before the end of the offer period if:

•	Securities laws prevent Google from effecting the Exchange Offer.

•	Any event or events occur that results or are reasonably likely to result, as determined in Google’s reasonable judgment, in a material adverse change in Google’s business or financial condition.

•	Any event or events occur that results or are reasonably likely to result, as determined in Google’s reasonable judgment, in a material impairment of the contemplated benefits of the offer to Google.

We have 16 days left in the offer period. If you haven’t elected, please use the remaining time left to review the materials on the website to decide if you wish to participate in this program. If you have any questions about the exchange program, please contact                     @google.com after reading the FAQs on the website. For any other questions about accessing your stock options, you can contact                     @google.com.

Thanks,

Option Exchange